MLOZ Selects Sapiens IDIT Software Suite for Mutual, Mandatory and Complementary Health Insurances

A multimillion dollar deal for Sapiens to serve as core health insurance platform

Antwerp – September 24, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that MLOZ, the National Federation of Independent Health Insurance Funds, offering services to more than 18% of the Belgian population, has selected Sapiens IDIT Software Suite, to manage its health insurance portfolio, in a multimillion dollar deal.

As part of the organization’s overall strategy to facilitate the health insurance services in Belgium, MLOZ will be implementing the Sapiens IDIT Software Suite to modernize its technology environment to support the provision and management of health insurances, including: mutual insurances ("SMA"), mandatory health insurances, and complementary health insurances.

Anticipated benefits from this multi-year IDIT Software Suite implementation include:

•	Support for thousands of concurrent online users;
•	A holistic view of the client;
•	Ability to leverage data for improved customer relations;
•	Improved time to market for new products;
•	Best practices in product design and business process optimization;
•	Reduced overall IT costs.

Commenting on the selection of Sapiens IDIT, MLOZ’s Managing Director, Xavier Brenez said, “We have selected Sapiens due to the rich business functionality of its software and the professionalism and quality of their personnel. We see a tremendous amount of value in Sapiens’ domain expertise and understanding of our unique business needs, as well as the cultural alignment between the organizations, which bodes well for the relationship going forwards.”

Roni Al-Dor, President and CEO of Sapiens commented, “We are proud to have MLOZ as our customer, and appreciate their recognition of our software and the value of our dedicated and skilled staff. MLOZ joins a growing and impressive portfolio of customers that have chosen to work with Sapiens, and we look forward to helping MLOZ derive the highest possible value from this solution.”

Al-Dor continued, “We see a lot of opportunities for Sapiens in the health insurance market and feel the MLOZ win validates our strong position and will help us to further expand our health market footprint.”

Yoel Amir, Managing Director, Sapiens General insurance & Non-life Division added, “The commitment MLOZ has shown to the Sapiens IDIT solution is a strong vote of confidence in both our product and team, and is testimony to the quality and value of the partnership developed between Sapiens and MLOZ during the selection process. The addition of MLOZ to the Sapiens client family further validates the value that IDIT Software Suite offers to health insurers.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com